[Reference Translation]

February 14, 2013

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, General Manager, Accounting Division (Telephone Number: 0565-28-2121)

Toyota Comments on a Certain Media Report about sales plan of vehicles

Toyota Motor Corporation (“Toyota”) commented on a certain media report released today, about the sales plan of vehicles. The media report is not based on any official announcements made by Toyota.